UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )
                    Under the Securities Exchange Act of 1934

                              RELOCATE411.COM, INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    75953U102
                                 (CUSIP Number)

                                Xiaomin Chen, Esq
                              DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                            New York, New York 10007
                                Tel: 212-608-6500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2004
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 75953U102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Li Kin Shing
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,276,000 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,276,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,276,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     82.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75953U102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jennifer Chan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,700,000 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,700,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,700,000 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the "Common Stock"), of Relocate411.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at c/o DeHeng Chen & Chan, LLC, 225 Broadway, Suite 1910, New York, NY 10007.

Item 2. Identity and Background.

   I.

      (a)   Li Kin Shing.

      (b) The business address of Mr. Li is c/o DeHeng Chen & Chan, LLC, 225 Broadway, Suite 1910, New York, NY 10007. (c) Principal Occupation:
            Chairman of Directel Limited, a mobile virtual network operator with operations primarily in the People's Republic of China, including the Hong Kong market.

      (d) Mr. Li has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Li has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Li is a citizen of People's Republic of China.

II.

      (a)   Jennifer Chan.

      (b) The business address of Ms. Chan is c/o DeHeng Chen & Chan, LLC, 225 Broadway, Suite 1910, New York, NY 10007.

      (c) Principal Occupation: Sole shareholder of Glory Way Holdings Limited and Good Business Technology Limited.

      (d) Ms. Chan has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Ms. Chan has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Ms. Chan is a citizen of the People's Republic of China.

      Ms. Chan has entered into a filing agreement with Mr. Li attached to this
Schedule 13D as Exhibit 1, in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

      Mr. Li is the sole shareholder of Jandah Management Limited ("Jandah) and Ms. Chan is the sole shareholder of Glory Way Holdings Limited ("GWH") and Good Business Technology Limited ("GBT"). Each of Jandah, GWH and GBTY is a corporation organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 21, 2004, Jandah Management Limited ("Jandah"), Glory Way Holdings Limited ("GWH") and Good Business Technology Limited ("GBT"), each a corporation organized under the laws of the British Virgin Islands, enter into privately negotiated transactions with the stockholders of Relocate411.com, Inc. (the "Company") to purchase an aggregate of 10,976,000 shares of common stock of the Company, representing 98% of the issued and outstanding shares, for an aggregate purchase price of $350,000. Darrell Lerner, a stockholder of the Company and its sole director, retained 224,000 shares of common stock. The source of funds for the purchase transactions was the working capital of Jandah, GWH and GBT.

Item 4. Purpose of Transaction.

      The acquisitions of Common Stock by Jandah, GWH and GBT (collectively, the "Purchasers") from the stockholders of the Company will make Jandah, GWH and GBT the controlling stockholders of the Company. Such acquisitions were made to acquire control of the Company in a series of privately negotiated transactions with the stockholders of the Company. A further description of the acquisition of the shares of Common Stock by the Purchasers can be found in the Company's Current Report on Form 8-K, dated May 21, 2004, filed on May 25, 2004, which is incorporated by reference in herein.

      In connection with, and as a condition to the closing of these stock purchase transactions by the Purchasers, Darrell Lerner resigned as the sole officer of the Company effective as of May 21, 2004. Pursuant to the Company's Bylaws, Mr. Lerner appointed Mr. Li, the sole shareholder of Jandah, as the President of the Company. It is contemplated that ten (10) days following the filing of a Schedule 14(f)-1 with the SEC, Mr. Lerner will resign as a member of the Board of Directors of the Company and, in connection with such resignation, appoint Mr. Li as the replacement member of the Board.

      Other than as described or incorporated above from the May 2004 Form 8-K, each of Mr. Li and Ms. Chan currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of Mr. Li and Ms. Chan reserves the right to develop such plans. Specifically, but without limiting the generality of the foregoing, Mr. Li and Ms. Chan expect to change the focus of the Company's business plan to a different industry.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) Mr. Li is the beneficial owner of 9,276,000 shares of Common Stock held by Jandah. Mr. Li may be deemed to have shared sole voting and dispositive power over those shares. Ms. Chan is the beneficial owner of 396,000 shares of Common Stock owned by GWH and 1,304,000 share of Common Stock owned by GBT. Ms. Chan may be deemed to have shared sole voting and dispositive power over those shares.

      (c) Other than as set forth in this Item 5(a)-(b) and elsewhere in this
Schedule 13D, (1) none of Mr. Li, Ms. Chan or any of the Purchasers beneficially owns any shares of Common Stock of the Company, and (2) there have been no transactions in the shares of Common Stock of the Company effected during the past 60 days by Mr. Li, Ms. Chan or any of the Purchasers.

      (d) Not applicable.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Li and Ms. Chan have entered into a joint filing agreement, attached to this Schedule 13D as Exhibit 1.

      Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either of Mr. Li or Ms. Chan and any other person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of June 1, 2004 between Li Kin Shing and Jennifer Chan.

Exhibit 2 Stock Purchase Agreement, dated as of May 21, 2004, by and among Jandah Management Limited, Darrel Lerner, Byron Lerner and James Tubbs filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated May 21, 2004, filed on May 25, 2004 (the "May 2004 8-K")
            and incorporated by reference herein.

Exhibit 3 Form of Common Stock Purchase Agreement with Glory Way Holdings Limited filed as Exhibit 10.2 to the May 2004 8-K and incorporated by reference herein.

Exhibit 4 Form of Common Stock Purchase Agreement with Good Business Technology Limited filed as Exhibit 10.3 to the May 2004 8-K and incorporated by reference herein.

Exhibit 5 Form of Common Stock Purchase Agreement between Glory Way Holdings Limited and each of Barry Manko and Grushko & Mittman filed as
            Exhibit 10.4 to the May 2004 8-K and incorporated by reference herein.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2004


                                                     /s/ Li Kin Shing
                                                     ---------------------------
                                                     Li Kin Shing


                                                     /s/ Jennifer Chan
                                                     ---------------------------
                                                     Jennifer Chan